Exhibit 12.1

CHEVRONTEXACO CORPORATION — TOTAL ENTERPRISE BASIS

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months	Year Ended December 31,
	Ended
	September 30, 2004	2003	2002	2001	2000	1999

	(Dollars in Millions)
Income from Continuing Operations	$9,575	$7,361	$1,080	$3,816	$7,580	$3,168
Income Tax Expense	5,643	5,282	2,986	4,276	6,203	2,510
Distributions (Less) Greater Than Equity in Earnings of Affiliates	(1,351)	(383)	510	(489)	(26)	(288)
Minority Interest	63	80	57	121	111	71
Previously Capitalized Interest Charged to Earnings During Period	61	76	70	67	71	74
Interest and Debt Expense	294	474	565	833	1,110	1,132
Interest Portion of Rentals*	481	507	407	357	340	249

Earnings Before Provision for Taxes And Fixed Charges	$14,766	$13,397	$5,675	$8,981	$15,389	$6,916

Interest and Debt Expense	$294	$474	$565	$833	$1,110	$1,132
Interest Portion of Rentals*	481	507	407	357	340	249
Preferred Stock Dividends of Subsidiaries	11	4	5	48	50	55
Capitalized Interest	67	75	67	122	108	38

Total Fixed Charges	$853	$1,060	$1,044	$1,360	$1,608	$1,474

Ratio Of Earnings To Fixed Charges	17.31	12.64	5.44	6.60	9.57	4.69

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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